Exhibit 99.1
CAPITALIZATION
The following table sets forth our consolidated capitalization of FreeSeas Inc. as of December 31, 2010:

Dollars in thousands
Debt:
Long-term debt, current portion	$23,022
Long-term debt, net of current portion	97,437

Total debt (1)	$120,459

Shareholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	—
Common stock, $0.001 par value; 250,000,000 shares authorized, 6,487,852 shares issued and outstanding	6
Additional paid-in capital	127,634
Retained earnings	(4,450)

Total shareholders’ equity	123,190

Total capitalization	$243,649

(1)	Total debt does not include the fair value of the derivative liabilities, which was $1.1 million as of December 31, 2010.